

October 1 – December 31, 2001

Letter to Shareholders

1st Quarter 2001/02

Profit before tax clearly up on the preceding year

Although faced by an overall rise in expenses, EVN managed to raise its operating result (EBIT) for the first quarter of 2001/02 by 33.5 %, to EUR 75.8 m, due to the considerable growth in sales.

The financial result of EUR –0.4 m was mainly influenced by increased interest payments as a consequence of the modified financial structure.

In the period under review, a profit before tax of EUR 75.4 m was achieved, which was EUR 13.3 m, or 21.5 %, higher than the comparable figure for the previous year.

Balance sheet structure remains solid

The EVN balance sheet structure as at December 31, 2001, remained solid. While fixed assets were virtually unchanged since the last balance sheet date (September 30, 2001), current assets rose sharply by 65.4 %. This increase, which occurred despite a seasonal decline in inventories, was the result of a rise in both receivables and current deposits. Accordingly, the balance sheet total was 8.4 %, or EUR 208.9 m up, at EUR 2,707.6 m.

On the liabilities side, long-term liabilities rose by 34.1 %, while current liabilities were 31.6 % down. This improvement in the financial structure resulted mainly from the issue of a bond with a volume of EUR 300 m, which was partially used for the refinancing of short-term loans. The increase in long-term liabilities also derived from the deferrals related to the initial application of IAS 39.

Shareholders' equity, which still contained the dividend for the 2001/02 financial year approved by the Annual General Meeting, rose due to both the result achieved during the first quarter and the resale of EVN shares. However, this increase was counterbalanced by a decline caused by the initial application of IAS 39. Nonetheless, on balance, shareholders' equity was up by 0.7 %, providing an equity ratio of 37.7 %.

The individual business areas

Temperature-related increase in energy business sales

Electricity sales rise by 13.5 % and revenues by 4.0 %

Taking into account sales to other energy supply companies, EVN electricity sales during the first quarter went up by a considerable 13.5 %.

Apart from an increase of 5.2 % in sales to domestic customers, which was primarily the result of the weather conditions, this improvement derived from a rise of 5.0 % in sales to industrial customers both inside and outside the EVN supply network. In total, electricity sales to end customers were up by 5.1 %.

Against this background, despite of tough competition and pressure on energy prices, electricity revenues increased by 4.0 %, primarily as a result of the growth in sales volumes.

Total EVN electricity sourcing in the first quarter of 2001/02 was 12.3 % higher than in the comparable period of 2000/01. At 1,413 GWh, or 55.7 %, of total generation, internal generation was considerably up on the 697 GWh, or 30.8 % of total sourcing in the first quarter of the preceding year. There was a particularly marked increase in production from EVN's thermal power stations. This resulted from optimisation of own generation as a response to the higher purchasing prices for electricity. Accordingly, the share of electricity purchases from external sources fell from 69.2 %, or 1,563 GWh in 2000/01, to 44.3 %, or 1,125 GWh.

IAS consolidated balance sheet

	31.12.2001 EUR m	30.9.2001 EUR m	Change EUR m	%
Assets				
Fixed assets	2,148.5	2,160.7	–12.2	–0.6
Current assets	559.0	337.9	221.1	65.4
Total assets	**2,707.6**	**2,498.6**	**208.9**	**8.4**
Liabilities and shareholders' equity				
Shareholders' equity	1,020.0	1,013.0	6.9	0.7
Minority interests	24.2	24.2	0.0	0.0
Long-term liabilities	1,354.1	1,009.6	344.6	34.1
Current liabilities	309.2	451.8	–142.6	–31.6

General economic climate

EVN business development during the first quarter of the 2001/02 financial year (October 1 – December 31, 2001) was mainly influenced by the following factors:

- Temperatures that were again above the long-term average, but which were markedly lower than those of the preceding year.
- A subdued economic situation.
- A slight fall in gas prices, although these remained at a high level.
- An increase in the prices of electricity purchases.
- One-off effects from the gas trading business.

Above all, the far lower temperatures as compared to the same period of the preceding year had a positive effect on EVN sales development. The heating degree total, used as an indicator for temperature-related energy demand, was 11.4 % above that of the previous year. Accordingly, EVN was able to raise its sales considerably in all areas of its energy business.

Overall business development

Sizeable increase in sales revenues

With a total volume of EUR 349.6 m, which corresponded to an increase of 25.6%, EVN's energy revenues were considerably higher in the period under review than in the comparable period of 2000/01. Other sales revenues were also up by 13.3 % as a result of the inclusion of evn wasser and an expansion in the services sector. In total, EVN sales revenues in the first quarter of 2001/02 amounted to EUR 371.8 m, a 24.8 % increase on the figure for the preceding year.

By contrast, other operating income was 25.1 % below that of the preceding year. Apart a slight fall in own work capitalised, this was due to a reduction in clearing with non-consolidated investments.

Energy purchasing expenditure again considerably higher

During the period under review, there was another sharp rise in the expenditure on electricity and primary energy purchases. Apart from sales growth, this was largely due to higher levels of own thermal energy generation in EVN's power stations and the related increases in expenditure on gas and coal. All in all, energy expenses were up by 25.4 %.

Due to an enlargement in the scope of consolidation, the cost of materials and operations was also higher than in the preceding year.

Work force and personnel expenses slightly larger

As a consequence of the enlargement in the scope of consolidation, particularly the inclusion of evn wasser, the average number of EVN Group employees during the first quarter of 2001/02 amounted to 2,194. This is 16 employees, or 0.7 %, up on the comparable figure for the preceding year. Apart from this increase and the 3.6 % rise in the collective wage agreement from November 1, 2001, higher expenses for pensions, which in the preceding year were extremely low due to the settlement of pension entitlements and the related write-back of provisions, resulted in a 4.3 % rise in personnel expenses.

Depreciation was also up by 31.8 % due to an adjustment to the useful life of gas pipes and optical fibre cables undertaken during the past financial year. Other operating expenses increased by 9.2 % as a consequence of the growth in the scope of consolidation.

Earnings structure (according to IAS)

	2001/02 Q. 1 EUR m	2000/01 Q. 1 EUR m	Change EUR m	%
Electricity revenues	162.1	155.9	6.2	4.0
Gas revenues	174.4	112.0	62.3	55.7
Heating revenues	13.1	10.5	2.6	25.3
Other revenues	22.2	19.6	2.6	13.3
Sales revenues	**371.8**	**298.0**	**73.8**	**24.8**
Changes in inventory, own work capitalised and other operating income	9.2	12.2	–3.1	–25.1
Electricity purchases and primary energy	–196.5	–156.6	–39.9	–25.4

At a glance

- Temperature-related increase in energy volumes sold
- Considerable improvement in revenues and results
- EUR 300 million bond successfully placed
- Green light for the merger of EnergieAllianz electricity and gas business

			2001/02 Q. 1	Change %
Volumes sold	**Electricity[1]**	**GWh**	1,795	+5.1
	Gas[2]	**m m^3**	505	+15.6
	Heating	**GWh**	267	+16.8
	Water[3]	**m m^3**	5	+0.6
			Mio EUR	
Sales revenues			371.8	+24.8
Operating result (EBIT)			75.8	+33.5
Result before tax			75.4	+21.5

1 Excluding electricity trading and sales to other electricity companies
2 Excluding gas trading and sales to external power stations
3 Previous year not consolidated

EVN in figures

		2001/02 Q. 1	2000/01 Q. 1	2000/01	1999/00
Electricity					
Electricity sales[1]	GWh	2,454	2,163	7,773	8,826
Electricity revenues	EUR m	162.1	155.9	549.2	592.3
Gas					
Gas consumption	m m^3	954	539	1,589	1,609
Gas sales[2]	m m^3	769	435	1,322	1,336
Gas revenues	EUR m	174.4	112.0	343.8	254.9
Heating					
Heating sales	GWh	267	229	721	712
Heating revenues	EUR m	13.1	10.5	34.1	26.8
Water[3]					
Water sales	m m^3	5	5	23	24
Water revenues	EUR m	3.9	3.7	17.7	17.5
Company as a whole (IAS)					
Sales revenues	EUR m	371.8	298.0	1,014.7	948.1
Employees	Average	2,194	2,178	2,204	2,221
Balance sheet total	EUR m	2,707.6	2,498.6[4]	2,498.6	2,215.0

EVN's stock represented 3.42 % (EUR 109 m) of the total turnover on the Vienna Stock Exchange. EVN remained mid-table with regard to the number of ÖTOB contractual transactions.

On December 4, 2001, the EVN Executive Board resolved to resell the 723,552 shares (1.93 % of share capital) purchased via the markets in the course of a buy-back programme. In the meantime, this share resale programme has been completed, with the result that, at present, EVN does not hold any of its own shares.

On December 31, 2001, the number of ADRs (American Depositary Receipts) issued amounted to 146,285. This corresponded to 0.08 % of total share capital, which is held within the framework of the EVN ADR programme by US investors.

Successful placing of a EUR 300 m bond issue

In December 2001, EVN successfully launched a bond with a volume of EUR 300 m, a period of ten years and a 5.25 % coupon to international investors. Prior to the issue, international road show presentations were held in Munich, Frankfurt, Paris and London. The proceeds from the bond serve the financing of budgeted investments and the reduction of EVN's short-term loans.

Investor Relations

During the period under review, EVN maintained its active information policy concerning all capital market target groups. The 2000/01 results were presented to the financial community in both Vienna and London. In addition, EVN had exhibits at both the "GEWINN-Messe" in Vienna and the "Tag der Aktie" in Linz.

An impressive number of leading investment banks and brokerages regularly publish research on EVN:

BNP Paribas, Paris
Bank Austria AG, Vienna
CDC IXIS, Paris
Credit Lyonnais, Frankfurt
Deutsche Bank, London
ERSTE Bank, Vienna
Goldman Sachs, London
Merrill Lynch, London
Morgan Stanley Dean Witter, London
Raiffeisen-Centrobank, Vienna
Schroder Salomon Smith Barney, London
UBS Warburg, London

We cordially invite you to visit our investor homepage at **www.evn.at**. Here, you will find a wealth of information, including press releases, the current EVN share price, our financial calendar and a subscription service for letters to shareholders and annual reports.

EVN share price and ATX (Austrian Traded Index) – Relative performance



140 %
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Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
EVN closing price
ATX
(Base: October 1, 1999)

The EVN share

		2001/02 Q. 1	2000/01 Q. 1	1999/00 Q. 1
Share price at closing date	EUR	45.77	32.45	50



Dear Shareholder,

During the first three months of the 2001/02 financial year, EVN developed in a highly successful manner. Above all, the cold weather in November and December 2001 had a positive influence on the course of business. Consequently, as compared with the preceding year, EVN volumes sold, sales and results were all markedly higher.

Energy – green light for the merger of the electricity and gas businesses of the EnergieAllianz partners

In addition to approval of the proposed dividend for the 2000/01 financial year of EUR 0.70 per share, the Annual General Meeting held on January 11, 2002, also established an important milestone for future EVN development. The approval of a resolution, which was opposed by a retail investor, for the transfer of electricity and gas supply business to our wholly-owned subsidiary, EVN Energievertrieb GmbH & Co KG, created the legal framework for the merger of these activities with those of our EnergieAllianz partners. In the meantime, approval on the basis of anti-trust law has also been obtained for this step.

Under the management of EnergieAllianz Austria Vertrieb GmbH (EAA), the newly founded company will be responsible for all sales in Lower Austria, in a manner identical to that of the partners' corresponding subsidiaries in their supply areas. This means that in future, parallel to energy trading which will be carried out by the management company, e&t, the gas and electricity sales of six regional energy suppliers from four federal provinces will take place jointly.

Against the background of the complete deregulation of the electricity market, this merger, one of the largest of its type to be completed in post-war Austria, represents a major advance towards sustained consolidation of the Austrian electricity and gas industry. Furthermore, in its role as

Progress in the water and waste businesses

Following last July's take-over of evn wasser (formerly "NÖSIWAG"), the main focus during the period under review was on the integration of the company into the EVN Group and the utilisation of the resulting synergy effects. Company expansion also progressed and apart from the supply of drinking water and handling of wastewater in six municipalities to the south-east of Budapest, evn wasser is currently involved in the quotation phase for around a dozen drinking water and wastewater projects in Lower Austria.

Work is continuing very satisfactorily on the construction of the thermal waste incineration plant planned by our wholly-owned subsidiary, AVN. The plant is being built adjacent to the Dürnrohr power station, on Lower Austria's largest construction site. It is receiving additional funding from the European Investment Bank (EIB) as an important infrastructure measure and is being completed within the scope of a project financing scheme.

Continued positive development

These latest developments underline EVN's objective of offering a high-quality and comprehensive range of energy and infrastructure services as a multi-service utility. In addition, the continued strengthening of the EnergieAllianz represents a major factor in obtaining the critical mass required in order to exploit the opportunities provided by a fully deregulated energy market.

The favourable operating performance achieved in the course of the financial year up to now forms a solid basis for further positive Group development. However, the fact that the prevailing weather conditions during the period under review had an extremely positive effect on the course of business cannot be ignored. Moreover, it would appear that this trend is unlikely to be maintained during the second quarter. It should also be noted that the winter months, traditionally the strongest sales period in the energy industry, may not be regarded as an indicator for the year as a whole.



Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
February 2002

Disproportionate rise in gas sales, revenues up by 55.7 %

During the first quarter, there was a particularly sharp rise in EVN gas sales. Sales to domestic customers went up by 38.4 %, mainly as a consequence of the favourably cold weather. Sales to industrial customers rose by 1.2 %, which was only slightly above the 2000/01 figure. However, during the first quarter EVN was also able to complete extensive one-off gas trading transactions in order to optimise gas procurement cost and therefore, total gas sales were 76.7 % up on the comparable figure of the preceding year.

Nonetheless, due to the low price level of this trading, the rise in gas revenues of 55.7 % could not match the increase in volume.

In the first quarter of the 2001/02 financial year, EVN sourced a total of 424 m m^3 of natural gas, 9.8 % less than in the same period of the previous year (469 m m^3).

Heating business also benefits from favourable temperatures

The cold weather also caused a marked increase in the volumes sold in the heating sector. Sales went up by 16.8 %, revenues rising even more, by 25.3 %.

Water sales remain stable at the level of the previous year

During the period under review, 5 m m^3 of water were sold by the fully consolidated subsidiary, evn wasser, which has been included in the consolidated EVN accounts since July 1, 2001. This figure corresponds with that of the preceding year.

The EVN share

Following sharp falls in the preceding months, the international stock markets were in a far more optimistic mood during the period from October to December 2001. The hopes for a significant economic upturn led to a considerable rise in share prices in both the USA and Europe. The Dow Jones Index was up by 13.4 %, the DAX by 21.7 %.

The Vienna Stock Exchange, which had suffered far lower losses than the international markets, could not quite keep pace with these developments. During the last quarter of 2001, the ATX rose by only 3.9 %.

The EVN share price performance was considerably stronger, rising by 6.57 %. Once again the share outperformed the Dow Jones Euro Stoxx Utilities branch index, which fell by 1.07 % during the period under review.

Volumes sold

	2001/02 Q. 1	2000/01 Q. 1	Change absolute	%
Electricity (GWh)				
Domestic customers	977	929	48	5.2
Industrial customers	817	779	39	5.0
Electricity sales to end customers	**1,795**	**1,708**	**87**	**5.1**
Electricity trading and sales to other electricity companies	660	455	204	44.9
Electricity sales	**2,454**	**2,163**	**292**	**13.5**
Gas (m m^3)				
Domestic customers	232	168	64	38.4
Industrial customers	270	267	3	1.2
Gas sales to end customers	**502**	**435**	**68**	**15.6**
Gas trading and sales to external power stations	267	1	266	*
Gas sales	**769**	**435**	**334**	**76.7**
Company plants and internal consumption	185	104	81	78.7
Total natural gas consumption	**954**	**539**	**415**	**77.1**
Heating (GWh)				
Domestic customers	87	80	7	8.8
Industrial customers	180	149	31	21.1
Heating sales	**267**	**229**	**38**	**16.8**
Water (m m^3)				

Financial Calendar 2001/02[1]

▷	Half-year results	May 28, 2002
▷	3rd quarter results	August 30, 2002
▷	2001/02 annual results	December 13, 2002

1 Provisional dates





EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone ++43 2236 200-0
Fax ++43 2236 200-2030

Investor Relations
Sabine Ohler
Telephone ++43 2236 200-12201
Fax ++43 2236 200-82201

Investor information on the Internet
EVN Homepage www.evn.at
e-mail investor.relations@evn.at

Further useful web sites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&s	www.eus.at
e&t	www.eundt.at
Linz AG	www.linzag.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
evn powerline	www.powerline.at
teletech	www.teletech.co.at

on chlorine-free bleached paper